Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Place of Incorporation	% Held	Business Purpose
AVITA Medical Limited	Australia	100	Operating Company
AVITA Medical Americas, LLC	Delaware	100	U.S. operations
AVITA Medical Europe Limited	United Kingdom	100	EMEA operations
Visiomed Group Pty Ltd	Australia	100	Asia Pacific Operations
C3 Operations Pty Ltd	Australia	100	Holding company
Infamed Pty Ltd	Australia	100	Inactive